Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-174700-01

December 12, 2012

PRICING TERM SHEET

BRANDYWINE OPERATING PARTNERSHIP, L.P.

$250,000,000 3.950% GUARANTEED NOTES DUE 2023

Issuer:	Brandywine Operating Partnership, L.P.
Guarantor:	Brandywine Realty Trust
Size:	$250,000,000
Maturity:	February 15, 2023
Coupon (Interest Rate):	3.950%
Yield to Maturity:	4.037%
Spread to Benchmark Treasury:	+235 basis points (2.35%)
Benchmark Treasury:	1.625% due November 15, 2022
Benchmark Treasury Price and Yield:	99-14 / 1.687%
Interest Payment Dates:	February 15 and August 15, beginning on August 15, 2013
Redemption Provisions:	At any time before 90 days prior to the maturity date, at the Treasury rate plus 35 basis points.

If the notes are redeemed on or after 90 days prior to the maturity date, at 100% of the principal amount of the notes being redeemed, plus accrued interest thereon.

Denominations:	$2,000 x $1,000
Price to Public:	99.273% of principal amount
Type of Offering:	SEC registered
Use of Proceeds:	The issuer intends to use the net proceeds from the offering of the notes to fund tender offers intended to be commenced for $216.8 million outstanding principal amount of its 7.5% Guaranteed Notes due May 15, 2015 and $250.0 million outstanding principal amount of its 6.0% Guaranteed Notes due April 1, 2016. Any net proceeds not used to fund the tender offers will be used for general corporate purposes, which may include the repayment, repurchase or other retirement of other indebtedness.
Trade Date:	December 12, 2012
Settlement Date:	December 18, 2012 (T+4)
CUSIP/ISIN:	105340AM5 / US105340AM59
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Lynch Incorporated RBS Securities Inc.

Senior Co-managers:	Capital One Southcoast, Inc Citigroup Global Markets Inc. Goldman, Sachs & Co. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-managers:

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Cantor Fitzgerald & Co.

Comerica Securities, Inc.

The Huntington Investment Company

Janney Montgomery Scott LLC

Mitsubishi UFJ Securities (USA), Inc.

Santander Investment Securities Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Listing:	None
Ratings*:	Moody’s Investor Services: Baa3 (stable) Standard & Poor’s Rating Services: BBB- (stable)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Brandywine Realty Trust Investor Relations collect at 610-325-5600 (or emailing howard.sipzner@bdnreit.com), J.P. Morgan Securities LLC collect at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or RBS Securities Inc. toll free at 1-888-884-2071.